

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

February 9, 2006

Paul A. Maisch
Senior Vice President and Chief Financial Officer
Provident New York Bancorp
400 Rella Blvd.
Montebello, NY 10901

> **Re: Provident New York Bancorp**
> **Form 10-K for the Fiscal Year Ended September 30, 2005**
> **File No. 0-25233**

Dear Mr. Maisch:

We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-K for the Fiscal Year Ended September 30, 2005

Item 1. Business, page 1

Allowance for Loan Losses, page 11

1.   We note in your disclosure on page 13 that you recorded an allowance for loan
        losses related to your acquisitions in the fiscal years ended September 30, 2005
        and 2004. Please tell us and in future filings disclose the nature of the portfolios
        acquired to which the allowance relates. Tell us and in future filings disclose how
        your acquisitions specifically impacted your loan portfolio composition, asset
        quality, and the allocation of the allowance as of September 30, 2005 and 2004.

Item 6. Selected Financial Data, page 36

2.   Item 10(e)(ii)(B) of Regulation S-K prohibits using a non-GAAP financial
        measure to eliminate or smooth items identified as non-recurring, infrequent or
        unusual, when the nature of the charge is such that it is reasonably likely to recur
        within two years or there was a similar charge within the prior two years. Please
        tell us why you believe you have met the burden of demonstrating the usefulness
        of your presentation of "operating efficiency ratio."   Refer to Item 10(e) of
        Regulation S-K and Question 8 from the SEC Staff Views on Frequently Asked
        Questions Regarding the Use of Non-GAAP Financial Measures, which can be
        found on the SEC website.

3.   If you continue to believe that presentation of this non-GAAP financial measure
        provides useful information for evaluating your performance, please tell us and in
        future filings disclose the following:
        •   The manner in which management uses the non-GAAP measure to conduct or
            evaluate its business;
        •   The economic substance behind management's decision to use such a
            measure;
        •   The material limitations associated with use of the non-GAAP financial
            measure as compared to the use of the most directly comparable GAAP
            financial measure;
        •   The manner in which management compensates for these limitations when
            using the non-GAAP financial measure; and
        •   The substantive reasons why management believes the non-GAAP financial
            measure provides useful information to investors.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

4. Please tell us why you believe you have met the burden of demonstrating the usefulness of your presentation of the non-GAAP measure "net operating income." If you continue to believe that presentation of this non-GAAP financial measure provides useful information for evaluating your performance, please tell us and in future filings provide the disclosures detailed in Question 8 from the SEC Staff Views on Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

5. We note that you present the per share impact of charges for the establishment of charitable foundation, merger integration expenses, income from partnership in low income housing and the non-GAAP financial measure "diluted net operating earnings per share." In future filings, please exclude the presentation of the per share impact of these charges and the non-GAAP measures on a per share basis. If you believe that this presentation is meaningful from an operating viewpoint, please tell us and in future filings clearly disclose how these measures are used by management and in what way they provide meaningful information to investors (as the per share measure would not depict the amount that accrues directly to shareholders' benefit). Refer to ASR 142 and Question 11 from the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

*   *   *   *

Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3449 if you any questions.

Sincerely,

Joyce Sweeney
Accounting Branch Chief